CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

December 23, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File Number: 001-33635

Dear Mr. Rosenberg:

We are corresponding regarding the Staff’s letter dated December 15, 2010 (the “Comment Letter”), relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. We will require additional time to prepare our response to the Comment Letter. We anticipate filing our response with the staff no later than January 7, 2011.

We very much appreciate the Staff’s comments. Should you have any questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Dennis M. Mulroy
Dennis M. Mulroy
Chief Financial Officer

cc:	James A. Mercer, III, Esq.